

# Care Access Burn Rate & Headcount Scaling (6–18 Months)

## Phase 1: Foundation (Months 1–3)

- Focus: Core tech, backend, AI models, and MVP iterations
- Team Size: 6–8 FTEs (mostly technical)
- Monthly Burn: Starts at $150K → ~$180K by Month 3

| Category | Allocation | Burn at Month 1 | Description |
|---|---|---|---|
| Tech & Product Dev | 60% | $90,000 | Engineers, AI, data infra, UI/UX |
| Infrastructure & Cloud | 20% | $30,000 | Compute, storage, third-party APIs |
| Core Ops & Legal | 10% | $15,000 | Legal formation, admin, compliance |
| Early Advisors/Support | 10% | $15,000 | External design, research, part-time PM |

## Phase 2: Expansion & Testing (Months 4–6)

- Focus: Pilots, early provider onboarding, compliance stack, GTM design
- Team Size: 10–15 FTEs
- Monthly Burn: ~$200K → ~$265K by Month 6
- Added Functions: Partnerships, early GTM, multilingual support

| Category | Allocation | Burn at Month 6 | Description |
|---|---|---|---|
| Tech & Product Dev | 45% | ~$120,000 | Full-stack, AI/ML, QA |
| Ops, Admin, Legal | 15% | ~$40,000 | PMs, finance, compliance |
| Infrastructure & Cloud | 15% | ~$40,000 | Scaling infra & integration tools |
| Partnerships & Pilots | 15% | ~$40,000 | NGO/employer onboarding, support |
| Early GTM & Brand | 10% | ~$25,000 | Market prep, positioning, UI review |

**Phase 3: Full GTM + Platform Rollout (Months 7–18)**

- Focus: International growth, provider acquisition, enterprise licensing, product maturity
- Team Size: 20–30 FTEs across product, ops, marketing, and partner success
- Monthly Burn: ~$300K → ~$680K by Month 18
- Milestones: Paid customers, B2G contracts, mobile app, care concierge

| Category | Avg | Burn at Month 18 | Description |
|---|---|---|---|
| Full-Time Salaries | 50% | ~$340,000 | 20–30 FTE: engineering, ops, marketing, sales |
| Infra + AI Training | 15% | ~$100,000 | Multilingual models, EHR/API hosting, DevOps |
| Global GTM + Ads | 15% | ~$100,000 | Campaigns, performance media, country launches |
| Strategic Partnerships | 10% | ~$68,000 | Onboarding & cross-vertical collaboration |
| Admin + Legal Scale | 10% | ~$68,000 | Regulatory, privacy, IP, local compliance |

**Cumulative Burn Estimates (Based on 10% MoM Growth)**

| Time Frame | Cumulative Burn |
|---|---|
| 6 Months | ~$1.1M |
| 12 Months | ~$2.9M |
| 18 Months | ~$6.6M |